            Request for Effectiveness of Registration Statement of
                       Oppenheimer Transition 2025 Fund
      Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

February 20, 2008

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer Transition 2025 Fund
            Reg. No. 333-147847; File No. 811-22152

To the Securities and Exchange Commission:

      Oppenheimer Transition 2025 Fund (the "Registrant") and
OppenheimerFunds Distributor, Inc., as general distributor of the
Registrant's shares, hereby request effectiveness on February 29, 2008, or as soon as practicable thereafter, of the Registrant's Pre-Effective Amendment
No. 2 to its Registration Statement on Form N-1A.

      The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Oppenheimer Transition 2025 Fund

                              By:  /s/Mark S. Vandehey
                                   Mark S. Vandehey, Vice President and Chief
                                   Compliance Officer

                              OppenheimerFunds Distributor, Inc.

                              By:  /s/Kathleen T. Ives
                                   Kathleen T. Ives, Vice President &
                                   Assistant Secretary